SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9
                             (AMENDMENT NO. 1)

             SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                             AQUA ALLIANCE INC.
                         (NAME OF SUBJECT COMPANY)

                             AQUA ALLIANCE INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                              ----------------
              CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 038367108
                   (CUSIP NUMBER OF CLASS OF SECURITIES)



    WARRANTS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                 038367116
                   (CUSIP NUMBERS OF CLASS OF SECURITIES)


                              ----------------
                             NEIL LAWRENCE LANE
                             AQUA ALLIANCE INC.
                           30 HARVARD MILL SQUARE
                       WAKEFIELD, MASSACHUSETTS 01880
                               (781) 246-5200
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             ------------------

                              WITH A COPY TO:
                           JOSEPH D. HANSEN, ESQ.
                KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                              425 PARK AVENUE
                          NEW YORK, NEW YORK 10022



        Aqua Alliance Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 16, 1999, relating to the offer by Aqua Acquisition Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Vivendi ("Parent"), a societe anonyme organized under the laws of the Republic of France, to purchase all of the outstanding shares of Class A Common Stock, par value $.001 per share (the "Shares"), of the Company, at a purchase price of $2.90 per Share, net to the seller in cash, without interest and all outstanding Warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 is hereby amended and supplemented as follows:

        On August 13, 1999, the Purchaser issued a press release, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference, announcing the expiration of the Offer at 12:00 Midnight, New York City Time, on August 12, 1999. According to the press release, the Purchaser accepted for payment all Shares and Warrants validly tendered and not withdrawn pursuant to the Offer and has been informed by the depositary to the Offer that, after giving effect to the Shares and Warrants tendered pursuant to the guaranteed delivery procedures, 30,020,178 Shares and 3,909,643 Warrants, representing approximately 83% percent of the outstanding Shares not previously owned by Parent and its affiliates, were validly tendered and not withdrawn pursuant to the Offer. As a result of the Offer, the Purchaser and Parent own approximately 99% of the total outstanding Shares. The Purchaser plans to acquire the remaining Shares and Warrants through a cash merger, expected to be completed shortly.

ITEM 9.        MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented as follows:

        (a)(8) Press release issued by the Purchaser, dated August 13, 1999.



                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       AQUA ALLIANCE INC.


                                       By: /s/ Neil Lawrence Lane
                                           -----------------------------
                                           Name:  Neil Lawrence Lane
                                           Title: Vice President, General
                                                  Counsel and Secretary


Dated: August 13, 1999




                               EXHIBIT INDEX

        (a)(8) Press release issued by the Purchaser, dated August 13, 1999.